AIS

04030275

May 13, 2004

SEC MAIL PROCESSING RECEIVED MAY 19 2004 WASH, D.C. 155 SECTION

SUPPL

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, CP-AIS 054/2004**

  Subject: Notification of the Resolutions of the Board of Directors' Meeting No. 3/2004 in relation to the connected transactions

  Date: May 11, 2004

- **Stock Exchange of Thailand Filing, FN080/2004**

  Subject: Report of Financial Covenants Compliance

  Date: May 11, 2004

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 270-0658 attention Ms. Saowanee Tengvongvatana.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5561 or by emailing saowanee.t@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

S. Sitasuwan

dlw 5/20

Mrs. Siripen Sitasuwan

President & Group CFO
Shin Corporation Plc.

PROCESSED
MAY 24 2004
THOMSON FINANCIAL

Enclosure

Rule 12g3-2 (b) Exemption File No. 82-3236

Summary Translation Letter
To the Stock Exchange of Thailand
May 11, 2004

CP-AIS 054/2004

May 11, 2004

Subject: Notification of the Resolutions of the Board of Directors' Meeting No. 3/2004 in relation to the connected transactions

To: The President
The Stock Exchange of Thailand

Enclosure Information Memorandum of Connected Transactions

The Board of Directors' Meeting of Advanced Info Service Public Company Limited (the "Company") No. 3/2004 held on May 11, 2004 at the Board Room, 20th floor, Shinawatra Tower 1, No. 414 Phahonyothin Road, SamsenNai, Phayathai, Bangkok, has resolved on the following matters:

1. Certified the Minutes of the Board of Directors' Meeting No. 2/2004 held on February 19, 2004.

2. Approved the balance sheets, statement of income, and cash flow statements for the first quarter of 2004 ended March 31, 2004.

3. Approved the Company and its subsidiaries to enter into the connected transactions with the connected companies as follow:

   3.1 Approved the Company and its subsidiary to lease vehicles for use at various branches from OAI Leasing Company Limited.

   3.2 Approved the Company and its subsidiary to enter into the network equipment installation and maintenance services with Bangkok Telecom Engineering Company Limited.

   3.3 Approved the Company to enter into the insurance contracts for the base station and equipment with National Insurance Company Limited.

   The details of the connected transactions are shown in **Enclosure**.

4. Approved the capital expenditures for GSM Network Expansion Phrase 13 and Network Quality Improvement Phase 2 at the total amount of USD 86.83 million to enhance coverage and improve transmission project efficiently. These will increase the capacity of service to the Company's subscribers.

Enclosure

Information Memorandum of Connected Transactions

The Board of Directors resolved in the meeting No. 3/2004 held on May 11, 2004 to approve the entry into three connected transactions of Advanced Info Service Public Company Limited ("the Company"). The details are as follows:

1. **The Company and its subsidiary lease vehicles to use at various branches from OAI Leasing Company Limited.**

Date of Transaction	within 2004
Parties Involved	**Lessees:** the Company and its subsidiary **Lessor:** OAI Leasing Company Limited (OAIL)
Relationship with Listed Company	Shinawatra Family is a major shareholder both OAIL and Shin Corporation Public Co., Ltd. (SHIN), holds 45.00 and 50.47 percent of OAIL and SHIN' s shares respectively. SHIN is a major shareholder of the Company, holds 42.96 percent of the Company's shares.
General Characteristics of the Transaction	The Company and its subsidiary lease 224 vehicles to use at various branches from OAIL.
The Total Value of the Transaction	The value is up to Baht 41 million per year approximately. The source of payment is paid from the Company's working capital.
The Basis Used to Determine the Value	The vehicle rental and service expenses are comparable to other lessors in the market.
Board of Directors and the Audit Committees' opinion	This transaction is reasonableness, reflecting the company's best interest and conducting at arm's length basis.
Connected Transaction and its Conditions	This transaction is considered to be a connected transaction of listed companies prescribed in the Notification of the Stock Exchange of Thailand (SET), Re: Rules, Procedures and Disclosure of Connected Transactions of Listed Companies. The size of transaction is 0.10 percent of net tangible assets (as of December 31, 2003).

2. **The Company and its subsidiary enter into the network equipment installation and maintenance services with Bangkok Telecom Engineering Company Limited.**

Date of Transaction	within 2004
Parties Involved	**Employer**: the Company and its subsidiaries **Contractor**: Bangkok Telecom Engineering Company Limited (BTE)
Relationship with Listed Company	Shinawatra Family is a major shareholder both BTE and Shin Corporation Public Co., Ltd. (SHIN), holds 99.99 and 50.47 percent of BTE and SHIN' s shares respectively. SHIN is a major shareholder of the Company, holds 42.96 percent of the Company's shares.

General Characteristics of the Transaction	The Company and its subsidiary employ BTE to provide the services of network equipment installation and maintenance on job-by-job basis.
The Total Value of the Transaction	The value is up to Baht 170 million per year approximately. The source of payment is paid from the Company's working capital.
The Basis Used to Determine the Value	The fee of charge is based on comparative price to other contractors, which have to submit tenders in line with acquisition and employment policy.
Board of Directors and the Audit Committees' opinion	This transaction is reasonableness, reflecting the company's best interest and conducting at arm's length basis.
Connected Transaction and its Conditions	This transaction is considered to be a connected transaction of listed companies prescribed in the Notification of the Stock Exchange of Thailand (SET), Re: Rules, Procedures and Disclosure of Connected Transactions of Listed Companies. The size of transaction is 0.40% of net tangible assets as of December 31, 2003.

3. **<u>The Company enters into the insurance contracts for the base station and equipment with National Insurance Company Limited.</u>**

Date of Transaction	within 2004
Parties Involved	**Insured**: the Company **Insurer**: National Insurance Company Limited
Relationship with Listed Company	The Chairman of the board of Shin Corporation Public Co., Ltd. (SHIN) is a major shareholder both SHIN and insurer and there is a joint-director. SHIN is a major shareholder of the Company, holds 42.96 percent of the Company's shares.
General Characteristics of the Transaction	The Company enters into the insurance contracts for the base station and equipment.
The Total Value of the Transaction	The value is up to Baht 20.50 million per year approximately. The source of payment is paid from the Company's working capital.
The Basis Used to Determine the Value	The insurance service charge is the same rate on any other customers.
Board of Directors and the Audit Committees' opinion	This transaction is reasonableness, reflecting the company's best interest and conducting at arm's length basis. The director who is in the related company did not attend the meeting and did not vote.
Connected Transaction and its Conditions	This transaction is considered to be a connected transaction of listed companies prescribed in the Notification of the Stock Exchange of Thailand (SET), Re: Rules, Procedures and Disclosure of Connected Transactions of Listed Companies. The size of transaction is 0.05% of net tangible assets as of December 31, 2003.

Summary Translation Letter
To the Stock Exchange of Thailand
May 11, 2004

Management's Discussion and Analysis

Ovreview

Higher net profit driven by upper subscriber usage and larger subscriber base

For the first quarter year 2004, the Company and its subsidiaries (the Group) had the total of 13,864,200 mobile phone subscribers, comprising of 2,083,500 subscribers on GSM Advance and GSM 1800 and 11,780,700 subscribers on 1-2-Call!. The subscriber base grew 625,000 or 4.7% from the end of 2003.

During 1Q04, the Company launched promotion campaigns and marketing activities for GSM Advance and 1-2-Call! services and continued its creative approach focusing on market segmentation in order to serve different customer lifestyle. Introduction of electronic refill during 4Q03 and small denomination refill (Baht40 and Baht50 card) during 1Q04 allow more frequent refills and, hence, increase network usage.

Moreover, service innovations have increased service quality and enhanced variety of service such as Calling Melody (personalize ring back tone). The service, very popular among 1-2-Call! subscribers, allows callers to hear music or audio instead of normal ring tone as they wait for receiver to answer.

The Company recorded a net profit of Baht 5,030 million for 1Q04, rose by 26.9% compared to 4Q03 as a result of the subscriber growth and higher usage. On the other hand, lower marketing expense and bad debt expense have also helped. When compare to 1Q03, the net profit increased 9.2%.

Operating Results

Table 1: Selected financial information

Amount in Million Baht

	1Q04	% Change from 4Q03	% Change from 1Q03
Total Revenue	24,078	7.4%	6.2%
Total Cost	12,955	6.1%	2.7%
Gross Margin	11,123	8.9%	10.5%
SG&A	2,675	(29.2%)	(12.1%)
Net Profit	5,030	26.9%	9.2%
Earning per share (Baht)	1.71		

Total Revenue

The Group generated total revenue Baht 24,078 million in 1Q04, up 7.4% from that of 4Q03 and 6.2% from that of 1Q03 as a result of:

- Revenue from services and equipment rentals

Larger prepaid subscriber base and higher usage resulted in mobile service revenue growth

The mobile service revenue was a majority part of revenue from service and equipment rentals. In 1Q04, mobile service revenue increased 7.4% from that of 4Q03 to Baht 20,834 million. The increment was mainly due to higher prepaid service revenue.

The rise on prepaid revenue came from larger subscriber base as well as higher usage. Success from segmentation offering plans, called Freedom Plans, introduced in 4Q03 has carried their strong momentum into 1Q04. AIS also introduced small denomination refill cards with Baht 40 and Baht 50 to allow more convenient refills. Postpaid subscriber base shrank at a slower rate while usage increased making postpaid revenue rather stable as opposed to falling in the past few quarters.

Compared to 1Q03, revenue from mobile service increased 16.9%, as a result of higher revenue from larger subscriber base especially prepaid service.

- Revenue from sales

Larger sales volume drove larger sales

Handset and accessory sales were major components in revenue from sales. In 1Q04, sales were Baht 3,243 million, increased Baht 225 million or 7.4% compared to 4Q03. The increase in handset sales came from larger sales volume with lower average selling price. Compared to 1Q03, sales decreased by Baht 1,607 million or down 33.1%.

Total Cost

Total cost was Baht 12,955 million in 1Q04, increased 6.1% from that of 4Q03 and 2.7% from that of 1Q03 as a result of:

- Cost of services and equipment rentals

Cost of services and equipment rentals was Baht 5,392 million in 1Q04, rose by 4.7% or Baht 243 million.

Compared to 1Q03, the cost rose by Baht 634 million or 13.3%. The increment was principally owing to higher network amortization resulting from continuous expansion of mobile service network.

- Concession fee and excise tax

Concession fee and excise tax was Bath 4,926 million in 1Q04, increased 6.9% from that of 4Q03 and 15.3% from that of 1Q03. The increase in concession fee and excise tax was in-line with the rise in revenue from mobile services.

- Cost of Sales

Cost of sales was up 7.5% from Baht 2,452 million from that of 4Q03 to Baht 2,637 million in 1Q04, in-line with sales growth. Compared to 1Q03, the cost decreased 26.4% or Baht 943 million due to lower sales volume and gross margin.

The Group earned a gross profit of 18.7% from sales in this quarter, slightly decreased from 18.8% in 4Q03 and down from 26.2% in 1Q03 as mainly resulted from lower average selling price.

Selling and Administrative expenses

Marketing spending & bad debt expense fell in 1Q04

Total selling and administrative expenses (SG&A) were Baht 2,675 million or fell by 29.2% from 4Q03 and 12.1% from that of 1Q03. The change of SG&A was principally because:

1. Marketing expense decreased Baht 410 million from that of 4Q03. The Group still carried on marketing activities to create relationships with customers and distribution channels. Compared to 1Q03, the expense was up Baht 303 million.
2. Bad debt expense fell by Baht 91 million from that of 4Q03 and Baht 457 million from that of 1Q03. The decrease was mainly due to the Group's efforts in strengthening collection performance.
3. In 4Q03, The Group wrote off Baht 598 million worth of mobile phone network equipment in a subsidiary "DPC". The write-off was related to site preparation and installation costs of network base station that were no-longer in operations as a result of network optimization.
4. In 1Q03, The Group wrote off Baht 294 million worth of mobile phone network equipment as a result of technology obsolescent.

Income Tax

Higher income tax resulted from higher scratch card sale and lack of tax shield utilized during FY03

In 1Q04, corporate income tax was Baht 3,031 million, jumped by 41.5% from that of 4Q03. Compared to 1Q03, it increased Baht 1,194 million or up 65.0%. Apart from rising pretax profit from stronger operations, effective tax rate rose from the past as The Group has fully utilized tax shield from loss carried forward in a subsidiary in year 2003. Moreover, sharp rise in scratch card sales during 1Q04 caused taxable income (which records revenue base on sales of scratch card) relatively larger than pretax income in financial report (which records revenue based on usage).

Net Profit

As aforesaid, net profit in 1Q04 rose Baht 1,067 million or 26.9% from that of 4Q03. Compared to 1Q03, the net profit rose by Baht 423 million or 9.2%.

Financial Position

1. Assets

Total Asset grew 5.5% from YE03

At the end of this quarter, total assets were Baht 131,827 million, up by Baht 6,878 million or 5.5% from YE03. As a percentage of total assets, current assets and non-current assets accounted for 20.7% and 79.3% respectively.

Table 2: Major assets component

	31 March 2004		31 December 2003	
	Million Baht	% of Total Assets	Million Baht	% of Total Assets
Current Assets	27,284	20.7%	17,896	14.3%
Plant, Property and equipment, net	11,850	9.0%	12,120	9.7%
Assets under concession agreements, net	76,708	58.2%	78,549	62.9%
Other non current assets	15,985	12.1%	16,384	13.1%

- Current Assets

As at March 2004, current assets considerably increased Baht 9,388 million or up 52.5% from YE03 by the major items:

1. The increment from cash and cash equivalent was from Baht 8,637 million to Baht 17,099 million at end of 1Q04 came from operating cash flow after netting from investing and financing activities in this quarter.
2. A rise in inventory from 1,027 million to Baht 1,649 million at 1Q04 in YE03 was to support expected higher sales volume in coming period.

2. Liabilities

Total liabilities grew slightly from YE03 resulted from increase in corporate income tax payable

Total liabilities were Baht 67,071 million at end of 1Q04, increased Baht 1,748 million or 2.7% from YE03. This was mainly due to an increase in corporate income tax payable.

Table 3: Major liabilities component

	31 March 2004		31 December 2003	
	Million Baht	% of Total liabilities	Million Baht	% of Total liabilities
Other Current Liabilities	17,952	26.8%	15,913	24.4%
Concession right payable, accrued concession fee and excise tax[1]	8,036	12.0%	6,810	10.4%
Long-term borrowings and debentures, net[2]	41,069	61.2%	42,585	65.2%
Other non-current liabilities	14	0.0%	15	0.0%

[1] *Concession right payable, Accrued Concession fee and Excise Tax including current-portion within 1 year and portion over 1 year*

[2] Long-term borrowings and debentures, net including current-portion within 1 year and portion over 1 year

- Current Liabilities

As at March 2004, current liabilities grew Baht 2,039 million or up 12.8% from year ended 2003 mainly due to higher corporate income tax payable of Baht 2,620 million offset by a fall of Baht 300 million in accounts payable-trade.

- Concession right payable, accrued concession fee and excise tax

As at March 2004, the concession right payable, accrued concession fee and excise tax divided into current-portion within 1 year Baht 6,953 million which was up by Baht 1,368 million or 24.5% and portion over 1 year Baht 1,083 million which fell down by Baht 142 million. The increment was primarily due to higher revenue from mobile service.

- Long-term borrowings and debentures, net

During the first quarter of year 2004, the Group made total repayments of Baht 1,539 million, comprising of long-term debentures of Baht 1,500 million and Baht 39 million for financial leasing liabilities. As at March 2004, total long-term debentures and borrowings were Baht 41,069 million of which Baht 12,084 million was current portion within 1 year and Baht 28,985 million was portion over 1 year.

3. Shareholders' Equities

As at March 2004, the Group had total equity of Baht 64,755 million, grew up by Baht 5,129 million as a result of Baht 5,030 million increase in the retained earnings. Moreover, during this period the Company had additional issued and fully paid-up shares from exercise of ESOP totaling 2.3 million shares worth Baht 83 million.

4. Liquidity

In 1Q04, the Group's operating cash flow decreased from Baht 14,324 million in 1Q03 to Baht 12,722 million. The decrease was primarily due to higher cash out from marketing spending and concession fee and excise tax from higher scratch card sales. In the meantime, cash flow from investing activities decreased from Baht 4,509 million to Baht 2,804 million while cash flow required from financing activities reduced from Baht 6,416 million in 1Q03 to Baht 1,457 million due to smaller repayment of debenture & financial lease liabilities. Thus, net cash flow for this quarter increased Baht 8,461 million.

Rule 12g3-2 (b) Exemption File No. 82-3236

Summary Translation Letter
To the Stock Exchange of Thailand
May 11, 2004

- Translation -

Ref: FN080/04

May 11, 2004

Subject : Report of Financial Covenants Compliance
Advanced Info Service Plc.

To The President
The Stock Exchange of Thailand

Pursuance to the Terms and Conditions of the debentures of Advanced Info Service Plc. AIS063A, AIS04NA, AIS06NA, AIS093A, AIS093B, AIS073A and AIS07OA, the Company is required to maintain its debt to equity ratio at not more than 2:1. This ratio will be calculated from an unconsolidated financial statement of the Company on a quarterly basis. Additionally, in case that the Company pays dividend to its shareholders, the dividend payout ratio will not be more than 70% of its net profit of each year.

As at 31 March, 2004 the Company is in compliance with the financial conditions set forth in the Terms and Conditions of the above debentures as follows:

Debentures	Debt to Equity ratio	
	Conditions	Compliance
AIS063A	≤ 2:1	0.91
AIS04NA, AIS06NA, AIS093A, AIS093B, AIS073A, AIS07OA	≤ 2:1	0.79

In addition, on April 23, 2004, the Annual General Meeting of the Company's Shareholders passed a resolution to approve a declaration of dividend payment to the shareholders at THB2.10 per share. Total dividend paid from the year 2003 operation was THB12,039 M. or 64.98%. The Company completely pursued the conditions of dividend payment as approved by the debentureholders' meeting.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

INTERIM CONSOLIDATED AND COMPANY FINANCIAL STATEMENTS (UNAUDITED)

31 MARCH 2004

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers ABAS Ltd.
15th Floor Bangkok City Tower
179/74-80 South Sathorn Road
Bangkok 10120
Telephone 66 (0) 2286 9999, 2344 1000
Facsimile 66 (0) 2286 5050
P.O. Box 800 Bangkok 10500
www.pwc.com/thailand

AUDITOR'S REPORT ON REVIEW OF INTERIM FINANCIAL STATEMENTS

To the Shareholders of Advanced Info Service Public Company Limited

I have reviewed the accompanying consolidated and company balance sheets as at 31 March 2004 and the related consolidated and Company statements of income, changes in shareholders' equity and cash flows for the three-month periods ended 31 March 2004 and 2003 of Advanced Info Service Public Company Limited and its subsidiaries and of Advanced Info Service Public company Limited. These financial statements are the responsibility of the Company's management. My responsibility is to issue a report on these financial statements based on my reviews.

I conducted my reviews in accordance with the standard on auditing applicable to review engagements. This standard requires that I plan and perform a review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit, and accordingly, I do not express an audit opinion.

Based on my reviews, nothing has come to my attention that causes me to believe that the interim financial statements referred to above are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

I have audited the consolidated and company financial statements for the year ended 31 December 2003 of Advanced Info Service Public Company Limited and its subsidiaries and of Advanced Info Service Public Company Limited in accordance with generally accepted auditing standards and expressed an unqualified opinion on those statements in my report dated 13 February 2004. The consolidated and company balance sheets as at 31 December 2003, presented for comparative purposes, are part of the financial statements which I have audited and issued a report thereon as stated above, and I have not performed any other auditing procedures subsequent to the date of that report.

PRASAN CHUAPHANICH
Certified Public Accountant
(Thailand) No. 3051
PricewaterhouseCoopers ABAS Limited

Bangkok
11 May 2004

Advanced Info Service Public Company Limited
Balance Sheets
As at 31 March 2004 and 31 December 2003

		Consolidated		Company	
		Unaudited 31 March 2004	Audited 31 December 2003	Unaudited 31 March 2004	Audited 31 December 2003
	Notes	Baht'000	Baht'000	Baht'000	Baht'000
ASSETS					
Current Assets					
Cash and cash equivalents		17,099,065	8,636,841	7,864,250	1,479,409
Short-term investments		144,870	182,800	-	-
Trade accounts receivable, net	6	5,666,146	5,458,842	8,267,754	6,181,076
Amounts due from related parties	15	1,976	1,365	17,890	31,260
Inventories, net		1,648,913	1,026,841	-	-
Spare part inventories for mobile phone network maintenance, net		276,647	352,913	247,762	333,826
Current portion of forward and swap contracts receivable, net		24,671	16,147	-	-
Advances to suppliers		359,763	409,575	300,703	408,930
Other current assets		2,061,893	1,810,264	1,915,876	1,735,843
Total Current Assets		27,283,944	17,895,588	18,614,235	10,170,344
Non-Current Assets					
Forward and swap contracts receivable, net		12,369	8,073	-	-
Investments in subsidiaries, net	7	-	-	25,910,953	25,152,409
Property, plant and equipment, net	8	11,850,437	12,120,174	11,608,213	11,857,667
Other assets					
Assets under concession agreements, net	8	76,708,358	78,549,049	66,297,417	67,803,212
Concession rights, net	8	4,301,868	4,415,574	-	-
Goodwill, net	8	11,046,029	11,337,755	-	-
Other assets, net	8	623,723	622,963	495,044	489,554
Total Non-Current Assets		104,542,784	107,053,588	104,311,627	105,302,842
Total Assets		131,826,728	124,949,176	122,925,862	115,473,186

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

The notes to the interim consolidated and company financial statements on pages 9 to 25 are an integral part of these interim financial statements.

Advanced Info Service Public Company Limited
Balance Sheets
As at 31 March 2004 and 31 December 2003

	Notes	Consolidated Unaudited 31 March 2004 Baht'000	Consolidated Audited 31 December 2003 Baht'000	Company Unaudited 31 March 2004 Baht'000	Company Audited 31 December 2003 Baht'000
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current Liabilities					
Short-term loans from financial institutions	10	60,000	60,000	-	-
Trade accounts payable	9	5,413,485	5,714,018	4,024,039	4,454,107
Amounts due to and loans from related parties	15	729,452	627,032	754,898	1,154,911
Current portion of long-term borrowings	10	4,110,348	4,105,918	2,055,608	2,053,730
Current portion of long-term debentures, net	10	7,973,663	7,973,321	7,973,663	7,973,321
Current portion of concession right payable, accrued concession fee and excise tax	11	6,952,799	5,584,446	3,377,410	2,169,130
Other current liabilities		11,748,982	9,512,261	12,374,265	8,889,020
Total Current Liabilities		36,988,729	33,576,996	30,559,883	26,694,219
Non-Current Liabilities					
Long-term borrowings	10	1,085,836	1,114,725	83,784	117,248
Long-term debentures, net	10	27,899,502	29,391,460	27,899,502	29,391,460
Concession right payable	11	1,082,793	1,225,103	-	-
Deposits from customers		14,475	14,688	-	-
Total Non-Current Liabilities		30,082,606	31,745,976	27,983,286	29,508,708
Total Liabilities		67,071,335	65,322,972	58,543,169	56,202,927
Shareholders' Equity					
Share capital					
Authorised share capital		5,000,000	5,000,000	5,000,00[illegible]	5,000,000
Issued and fully paid-up share capital	13	2,940,786	2,938,525	2,940,[illegible]	2,938,525
Premium on share capital	13	20,274,964	20,169,275	20,274,[illegible]	20,169,275
Treasury stock		(83,130)	(83,130)	(83,[illegible])	(83,130)
Advanced receipts for share subscription		-	25,526	-	25,526
Retained earnings					
Appropriated - Legal reserve		500,000	500,000	50[illegible]	500,000
Unappropriated		40,750,073	35,720,063	40,75[illegible]	35,720,063
Total Parent's Shareholders' Equity		64,382,693	59,270,259	64,38[illegible]	59,270,259
Minority interests		372,700	355,945	-	-
Total Shareholders' Equity, net		64,755,393	59,626,204	64,3[illegible]	59,270,259
Total Liabilities and Shareholders' Equity		131,826,728	124,949,176	122,9[illegible]	115,4[illegible].186

ADVANCED INFO SERVICE [illegible] COMPANY LIMITED

The notes to the interim consolidated and company financial statements on pages 9 to 25 a[illegible] [illegible]egral part of these interim financial statements.

Advanced Info Service Public Company Limited
Statements of Income
For the three-month periods ended 31 March 2004 and 2003

	Notes	Consolidated		Company	
		Unaudited 31 March 2004 Baht'000	Unaudited 31 March 2003 Baht'000	Unaudited 31 March 2004 Baht'000	Unaudited 31 March 2003 Baht'000
Revenues					
Revenues from services and equipment rentals		20,834,249	17,821,622	19,222,177	16,167,961
Sales		3,243,440	4,850,048	-	-
Total revenues		24,077,689	22,671,670	19,222,177	16,167,961
Cost					
Cost of services and equipment rentals		5,392,315	4,757,978	5,258,879	4,642,746
Concession fee and excise tax		4,926,459	4,272,099	4,576,551	3,921,124
Cost of sales		2,636,320	3,579,710	-	-
Total cost		12,955,094	12,609,787	9,835,430	8,563,870
Gross profit		11,122,595	10,061,883	9,386,747	7,604,091
Selling and administrative expenses		2,674,619	3,041,481	2,266,373	1,993,553
Profit from sales, services and equipment rentals		8,447,976	7,020,402	7,120,374	5,610,538
Other operating income		213,057	160,435	199,904	120,456
Net (loss) gain on exchange rate		(865)	18,745	(4,217)	93
Directors' remuneration		(1,535)	(114)	(1,535)	(106)
Operating results		8,658,633	7,199,468	7,314,526	5,730,981
Share of net profit of investments - equity method	7	-	-	758,544	1,311,460
Profit before interest and tax		8,658,633	7,199,468	8,073,070	7,042,441
Interest expense		(580,628)	(729,933)	(486,780)	(607,185)
Income tax		(3,031,240)	(1,837,430)	(2,556,280)	(1,828,198)
Profit before minorities		5,046,765	4,632,105	5,030,010	4,607,058
Profit attributable to minorities, net		16,755	25,047	-	-
Net profit for the period		5,030,010	4,607,058	5,030,010	4,607,058
Basic earnings per share (Baht)	5				
Net profit for the period		1.71	1.57	1.71	1.57
Diluted earnings per share (Baht)	5				
Net profit for the period		1.71	1.57	1.71	1.57

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

The notes to the interim consolidated and company financial statements on pages 9 to 25 are an integral part of these interim financial statements.

Advanced Info Service Public Company Limited

Statements of Changes in Shareholders' Equity (Unaudited)

For the three-month periods ended 31 March 2004 and 2003

	Consolidated (Baht '000)							
	Issued and paid up share capital	Premium on share capital	Advanced receipt for share subscription	Legal reserve	Unappropriated retained earnings	Minority interests	Treasury Stock	Total
Opening balance 2004	2,938,525	20,169,275	25,526	500,000	35,720,063	355,945	(83,130)	59,626,204
Net profit for the period	-	-	-	-	5,030,010	-	-	5,030,010
Transfer of advanced receipts to additional shares (Note 13)	535	24,991	(25,526)	-	-	-	-	-
Additional shares (Note 13)	1,726	80,698	-	-	-	-	-	82,424
Profit attributable to minorities	-	-	-	-	-	16,755	-	16,755
Closing balance 31 March 2004	2,940,786	20,274,964	-	500,000	40,750,073	372,700	(83,130)	64,755,393
Opening balance 2003	2,935,000	20,004,000	-	500,000	27,601,008	271,900	(70,661)	51,241,247
Net profit for the period	-	-	-	-	4,607,058	-	-	4,607,058
Repurchased shares	-	-	-	-	-	-	(12,469)	(12,469)
Profit attributable to minorities	-	-	-	-	-	25,047	-	25,047
Closing balance 31 March 2003	2,935,000	20,004,000	-	500,000	32,208,066	296,947	(83,130)	55,860,883

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

The notes to the interim consolidated and company financial statements on pages 9 to 25 are an integral part of these interim financial statements.

Advanced Info Service Public Company Limited

Statements of Changes in Shareholders' Equity (Unaudited) (continued)

For the three-month periods ended 31 March 2004 and 2003

	Company (Baht '000)						
	Issued and paid up share capital	Premium on share capital	Advanced receipt for share subscription	Legal reserve	Unappropriated retained earnings	Treasury Stock	Total
Opening balance 2004	2,938,525	20,169,275	25,526	500,000	35,720,063	(83,130)	59,270,259
Net profit for the period	-	-	-	-	5,030,010	-	5,030,010
Transfer of advanced receipts to additional shares (Note 13)	535	24,991	(25,526)	-	-	-	-
Additional shares (Note 13)	1,726	80,698	-	-	-	-	82,424
Closing balance 31 March 2004	2,940,786	20,274,964	-	500,000	40,750,073	(83,130)	64,382,693
Opening balance 2003	2,935,000	20,004,000	-	500,000	27,601,008	(70,661)	50,969,347
Net profit for the period	-	-	-	-	4,607,058	-	4,607,058
Repurchased shares	-	-	-	-	-	(12,469)	(12,469)
Closing balance 31 March 2003	2,935,000	20,004,000	-	500,000	32,208,066	(83,130)	55,563,936

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

The notes to the interim consolidated and company financial statements on pages 9 to 25 are an integral part of these interim financial statements.

Advanced Info Service Public Company Limited

Statements of Cash Flows

For the three-month periods ended 31 March 2004 and 2003

		Consolidated		Company	
		Unaudited 31 March 2004	Unaudited 31 March 2003	Unaudited 31 March 2004	Unaudited 31 March 2003
	Notes	Baht'000	Baht'000	Baht'000	Baht'000
Cash flows from operating activities	14	12,721,814	14,323,752	10,940,028	10,619,930
Cash flows from investing activities:					
Net changes in short-term investments		11,590	(484,594)	-	(500,016)
Net changes in advances to suppliers		49,811	422,043	108,227	423,246
Proceeds from disposals of property and equipment		10,544	1,008	605	93
Purchase of property, plant and equipment		(619,836)	(566,982)	(612,006)	(553,674)
Purchase of assets under concession agreements		(2,255,744)	(3,880,627)	(2,102,565)	(3,197,084)
Proceeds from repayment of short-term loan to a subsidiary		-	-	-	28,000
Dividend received from a subsidiary		-	-	-	5,759,999
Net cash (payments) receipts from investing activities		(2,803,635)	(4,509,152)	(2,605,739)	1,960,564
Cash flows from financing activities:					
Repayments of short-term loans from subsidiaries		-	-	(500,000)	(4,000,000)
Repayments of long-term borrowings	10	-	(867,011)	-	-
Repayments of long-term debentures	10	(1,500,000)	(5,500,000)	(1,500,000)	(5,500,000)
Finance lease principal payment	10	(39,351)	(36,040)	(32,844)	(19,313)
Proceeds from additional share capital	13	1,726	-	1,726	-
Proceeds from share premium	13	80,698	-	80,698	-
Repurchased shares		-	(12,469)	-	(12,469)
Payments of dividend to minorities		-	(1)	-	-
Net cash payments for financing activities		(1,456,927)	(6,415,521)	(1,950,420)	(9,531,782)
Net increase in cash and cash equivalents		8,461,252	3,399,079	6,383,869	3,048,712
Opening balance		8,636,841	4,068,539	1,479,409	1,695,435
Unrealised gain on exchange rate of cash and cash equivalents		972	2,470	972	2,470
Closing balance		17,099,065	7,470,088	7,864,250	4,746,617

The notes to the interim consolidated and company financial statements on pages 9 to 25 are an integral part of these interim financial statements.

Advanced Info Service Public Company Limited

Statements of Cash Flows (continued)

For the three-month periods ended 31 March 2004 and 2003

Supplemental disclosures of cash flow information

Cash and cash equivalents

Cash and cash equivalents included in the statements of cash flows for the three-month periods ended 31 March 2004 and 2003 comprise:

	Consolidated		Company	
	Unaudited 31 March 2004 Million Baht	Unaudited 31 March 2003 Million Baht	Unaudited 31 March 2004 Million Baht	Unaudited 31 March 2003 Million Baht
Cash and deposits at financial institutions	1,935	4,777	1,076	3,169
Short-term investments with maturities of three months or less	15,164	2,693	6,788	1,578
Total cash and cash equivalents	17,099	7,470	7,864	4,747

Interest paid, income tax paid and non-cash investing activities

Interest paid, income tax paid and non-cash investing activities for the three-month periods ended 31 March 2004 and 2003 comprise:

	Consolidated		Company	
	Unaudited 31 March 2004 Million Baht	Unaudited 31 March 2003 Million Baht	Unaudited 31 March 2004 Million Baht	Unaudited 31 March 2003 Million Baht
Interest paid and income tax paid				
Interest paid	571	820	546	761
Income tax paid	411	302	371	298
Non-cash investing activities				
Outstanding debts arising from investment in property, plant and equipment and assets under concession agreements	1,250	3,337	1,040	3,047

The notes to the interim consolidated and company financial statements on pages 9 to 25 are an integral part of these interim financial statements.

1 Basis of preparation

These interim consolidated and Company financial statements are prepared in accordance with Thai Generally Accepted Accounting Principles under the Accounting Act B.E. 2543, being those Thai Accounting Standards issued by the Institute of Certified Accountants and Auditors of Thailand and approved under law by the Board of Supervision of Auditing Practice appointed by the Minister of Commerce under the Auditor Act B.E. 2505, and the financial reporting requirements of the Securities and Exchange Commission. The primary financial statements (i.e. balance sheets, statements of income, changes in shareholders' equity and cash flows) are prepared in the full format as required by the Securities and Exchange Commission. The notes to the financial statements are prepared in a condensed format according to Thai Accounting Standard 41, "Interim Financial Reporting" and additional notes are presented as required by the Securities and Exchange Commission.

The accounting policies used in the preparation of the interim financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2003.

Costs that incur unevenly during the financial year are anticipated or deferred in the interim report only if it would be also appropriate to anticipate or defer such costs at the end of the financial year.

Income tax expense is recognised based on the best estimate of the weighted average annual income tax rate expected for the full financial year.

These interim financial statements should be read in conjunction with the 2003 annual financial statements.

2 Changing in accounting estimate

Previously, Digital Phone Company Limited, a subsidiary, amortised the cost of mobile phone networks under concession agreement on a straight-line basis over a period of 10 years not exceeding the remaining concession period, within 15 September 2013.

During this quarter, the subsidiary's management has a plan to replace a portion of the network with new network equipment, and, therefore, reviewed the economic useful life of such network with a net carrying value as at 31 March 2004 of Baht 1,570.6 million, and revised remaining useful life of such equipment not to exceed 31 December 2005. This change in useful life increased the amortisation charge for the three-month period ended 31 March 2004 by Baht 133 million. The subsidiary's management considers that this presents more fairly the economic substance and benefits expected to flow from the use of these assets under the terms of the concession agreement.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

3 Segment information

Financial information by business segment for the three-month periods ended 31 March 2004 and 2003 are as follows:

	Consolidated (Million Baht)							
	For the three-month periods ended 31 March							
	Mobile phone and call center services		Mobile phone sales		Datanet services		Group	
	2004	2003	2004	2003	2004	2003	2004	2003
Revenues :								
Revenues from services and equipment rentals	20,704	17,719	25	13	106	90	20,835	17,822
Sales	-	-	3,241	4,849	2	1	3,243	4,850
Total revenues	20,704	17,719	3,266	4,862	108	91	24,078	22,672
Operating expenses :								
Cost of sales, services and equipment rentals	(10,242)	(8,946)	(2,650)	(3,608)	(63)	(56)	(12,955)	(12,610)
Selling and administrative expenses	(2,548)	(2,809)	(97)	(208)	(30)	(25)	(2,675)	(3,042)
Operating profit	7,914	5,964	519	1,046	15	10	8,448	7,020

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

4 Operating profit

The following items have been charged to the operating profit during the interim period :

	Consolidated		Company	
	31 March 2004 Million Baht	31 March 2003 Million Baht	31 March 2004 Million Baht	31 March 2003 Million Baht
Depreciation on property and equipment (Note 8)	1,153	888	1,133	856
Amortisation of intangible assets (Note 8)				
- Assets under concession agreements	2,871	2,354	2,380	2,063
- Positive goodwill	292	292	-	-
- Deferred charges	22	14	15	8
- Concession rights	114	113	-	-
Loss on write-off assets under concession agreements	-	294	-	-
Loss on write-off deferred charges	-	165	-	165
Doubtful accounts and bad debts	271	728	247	552
Staff costs	602	377	472	308
Number of staff (persons)	4,767	4,904	3,406	3,300

5 Earnings per share

Basic earnings per share is calculated by dividing the net profit for the period attributable to shareholders by the weighted average number of paid-up ordinary shares in issue during the period.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all potential dilutive ordinary shares which are the weighted average number of ordinary shares which would be issued on the conversion of all dilutive potential ordinary shares into ordinary shares. The assumed proceeds from exercise of warrants is considered to have been received from the issue of shares at fair value. These represent warrants where the exercise price is less than the average market price of the Company's shares during the three-month periods ended 31 March 2004 and 2003.

	Consolidated		Company	
	31 March 2004	31 March 2003	31 March 2004	31 March 2003
Basic earnings per share (Baht)				
Net profit attributable to shareholders (Million Baht)	5,030	4,607	5,030	4,607
Weighted average number of paid-up ordinary share in issue during the period (Million shares)	2,937	2,935	2,937	2,935
Basic earnings per share (Baht)	1.71	1.57	1.71	1.57
Diluted earnings per share (Baht)				
Effect of dilutive potential ordinary shares (Million shares)	8	-	8	-
Weighted average number of ordinary shares for diluted earnings per share (Million shares)	2,945	2,935	2,945	2,935
Diluted earnings per share (Baht)	1.71	1.57	1.71	1.57

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

6 Trade accounts receivable, net

	Consolidated		Company	
	31 March 2004 Million Baht	31 December 2003 Million Baht	31 March 2004 Million Baht	31 December 2003 Million Baht
Trade accounts receivable:				
Third parties	3,411	3,989	1,968	2,200
Related parties (Note 15)	54	54	4,284	2,655
Accrued income	3,381	2,550	3,045	2,305
Total trade accounts receivable	6,846	6,593	9,297	7,160
Less allowance for doubtful accounts of third parties	(1,180)	(1,134)	(1,029)	(979)
Total trade accounts receivable, net	5,666	5,459	8,268	6,181

Outstanding trade accounts receivable from third parties can be aged as follows:

	Consolidated		Company	
	31 March 2004 Million Baht	31 December 2003 Million Baht	31 March 2004 Million Baht	31 December 2003 Million Baht
Current - 3 months	6,482	6,237	4,750	4,241
Overdue 3 - 6 months	222	197	210	171
Overdue 6 - 12 months	52	70	26	66
Overdue over 12 months	36	35	27	27
Total	6,792	6,539	5,013	4,505
Less allowance for doubtful accounts of third parties	(1,180)	(1,134)	(1,029)	(979)
Total trade accounts receivable-third parties, net	5,612	5,405	3,984	3,526

The directors are of the opinion that allowance for doubtful accounts of the Group and bank guarantees received from dealers by a subsidiary are sufficient to cover exposure to the bad debt risk.

Concentrations of credit risk with respect to trade accounts receivable are limited due to the Group's large number of customers. Due to this factors, management believes that no additional credit risk beyond amounts provided for collection losses is inherent in the Group's trade accounts receivable.

7 Investments in subsidiaries, net

Movements in investment in subsidiaries for the three-month periods ended 31 March 2004 comprise:

	Company 31 March 2004 Million Baht
Transactions during the three-month period ended 31 March 2004	
Opening net book value	25,152
Share of net profit of investments - equity method	759
Closing net book value	25,911

7 Investments in subsidiaries, net (continued)

The nature and carrying value of investments in subsidiaries can be summarised as follows:

Company - 31 March 2004 / 31 December 2003

Subsidiaries	Nature of business	Country of incorporation	Nature of relationship	Paid-up capital (Million Baht)	Investment portion (%)	Cost (Million Baht)	Accumulated share of profit (loss) in subsidiaries (Million Baht)		Equity (Million Baht)		Dividend (Million Baht)	
							31 March 2004	31 December 2003	31 March 2004	31 December 2003	31 March 2004	31 December 2003
Advanced Wireless Marketing Co., Ltd. (Currently ceased operations)	Importer and distributor of cellular phones, related accessories and cellular phone rental service provider	Thailand	Shareholder	240	99.99	600	8,543	8,542	383	382	-	(5,760)
Advanced Contact Center Co., Ltd.	Service provider of call center	Thailand	Shareholder	272	99.99	811	(680)	(740)	131	71	-	-
Digital Phone Co., Ltd.	Importer and distributor of cellular phones and related accessories, cellular phone rental service provider and service provider of digital mobile phone system in 1800 MHZ	Thailand	Shareholder	14,622	98.55	23,300	1,733	1,037	25,033	24,337	-	-
Advanced Datanetwork Communications Co., Ltd.	Service provider of voice/data communications via telephone line	Thailand	Shareholder	458	67.95	420	(78)	(80)	342	340	-	-
Datanetwork Solutions Co., Ltd.	Service provider of voice/data communications via telephone line	Thailand	Shareholder	1	49.00	8	14	14	22	22	-	-
	Total investments in subsidiaries, net					25,139	9,532	8,773	25,911	25,152	-	(5,760)

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

8 Capital expenditure and commitments

	Consolidated (Million Baht)				
	Property and equipment	Assets under concession agreements	Concession rights	Goodwill and other assets	Total
Transactions during the three-month period ended 31 March 2004					
Opening net book value	12,120	78,549	4,416	11,961	107,046
Additions	892	1,030	-	23	1,945
Disposals, net	(9)	-	-	-	(9)
Depreciation / amortisation charges	(1,153)	(2,871)	(114)	(314)	(4,452)
Closing net book value	11,850	76,708	4,302	11,670	104,530
At 31 March 2004					
Cost	21,395	126,533	6,993	15,313	170,234
Less accumulated depreciation / amortisation	(9,545)	(45,855)	(2,691)	(3,643)	(61,734)
allowance for asset impairment	-	(3,970)	-	-	(3,970)
Net book value	11,850	76,708	4,302	11,670	104,530

Additions include Baht 1.26 million (2003: Baht 2.09 million) assets leased under finance leases (where the Group is the lessee).

	Company (Million Baht)			
	Property and equipment	Assets under concession agreements	Other assets	Total
Transactions during the three-month period ended 31 March 2004				
Opening net book value	11,858	67,803	489	80,150
Additions	883	874	21	1,778
Depreciation / amortisation charges	(1,133)	(2,380)	(15)	(3,528)
Closing net book value	11,608	66,297	495	78,400
At 31 March 2004				
Cost	20,697	111,293	601	132,591
Less accumulated depreciation / amortisation	(9,089)	(41,026)	(106)	(50,221)
allowance for asset impairment	-	(3,970)	-	(3,970)
Net book value	11,608	66,297	495	78,400

Additions include Baht 1.26 million (2003: Baht 2.09 million) assets leased under finance leases (where the Company is the lessee).

8 Capital expenditure and commitments (continued)

Capital expenditure commitments with third parties

Capital expenditure contracted for at the balance sheet date but not recognised in the financial statements is as follows:

	Consolidated	
	31 March 2004 Currency Million	31 December 2003 Currency Million
Assets under concession agreements		
Thai Baht	3,723	3,797
US Dollars	33	43
Japanese Yen	1,168	1,249
Euro	6	14
Property and equipment		
Thai Baht	162	243
US Dollars	23	11

	Company	
	31 March 2004 Currency Million	31 December 2003 Currency Million
Assets under concession agreements		
Thai Baht	3,556	3,570
US Dollars	29	31
Japanese Yen	1,168	1,249
Euro	6	6
Property and equipment		
Thai Baht	162	243
US Dollars	23	11

As at 31 March 2004, the Group has commitments under letters of credit with overseas suppliers amounting to approximately Baht 384.69 million (31 December 2003: Baht 89.41 million) on a consolidated basis and Baht 6.92 million (31 December 2003: Nil) on a company basis.

The Group has entered into lease and related service agreements for office spaces, cars, and base stations for periods ranging from 1 month to 5 years with options to renew. At 31 March 2004, the Group is committed to pay for rental and related services in respect of the agreements as follows:

	Consolidated Million Baht	Company Million Baht
Payment due - within 1 year	583	466
- within 2 to 5 years	630	529

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

9 Trade accounts payable

	Consolidated		Company	
	31 March 2004 Million Baht	31 December 2003 Million Baht	31 March 2004 Million Baht	31 December 2003 Million Baht
Trade accounts payable:				
Third parties	5,369	5,671	3,771	4,175
Related parties (Note 15)	44	43	253	279
Total trade accounts payable	5,413	5,714	4,024	4,454

10 Borrowings

	Consolidated		Company	
	31 March 2004 Million Baht	31 December 2003 Million Baht	31 March 2004 Million Baht	31 December 2003 Million Baht
Current	12,144	12,139	10,029	10,027
Non-current	28,985	30,506	27,983	29,509
Total borrowings	41,129	42,645	38,012	39,536

The movements in the above borrowings can be analysed as follows:

	Consolidated Million Baht	Company Million Baht
For the three-month period ended 31 March 2004		
Opening net book value	42,645	39,536
Additions – lease liabilities (Note 8)	1	1
Repayments	(1,540)	(1,533)
Amortisation of bond issuing cost	8	8
Unrealised loss on exchange rate	15	-
Closing net book value	41,129	38,012

Long-term debentures

Under the terms and conditions of the debentures, the Company has to comply with certain restrictions and maintain certain financial ratios.

The carrying amounts and fair values of long-term debentures (gross of issued costs) as at 31 March 2004 are as follows:

	Consolidated		Company	
	Carrying amounts Million Baht	Fair values Million Baht	Carrying amounts Million Baht	Fair values Million Baht
Long-term debentures	35,950	37,564	35,950	37,564

Fair values for traded debentures have been determined based on quoted selling prices from The Thai Bond Dealing Center at the close of the business on the balance sheet date.

11 Concession right payable

Digital Phone Company Limited, a subsidiary, is negotiating to reduce its concession right payable and interest payable. In 2003, Total Access Communication Public Company Limited submitted the case to the Arbitration Institute for settlement. The subsidiary has engaged legal advisors and submitted its case to the Arbitration Institute for settlement. The arbitration process has not been completed in this quarter. The interest rate on the concession right payable is fixed at a rate of 9.50% per annum. These financial statements include full recognition of the concession payable and accrued interest.

12 Financial instruments

Fair values

The net fair values of the derivative financial instruments as at 31 March 2004 are:

	Consolidated Million Baht	Company Million Baht
Favourable forward foreign exchange contracts	3	2

The fair values of forward foreign exchange contracts have been calculated using quoted market prices to terminate the contracts at the balance sheet date.

13 Share capital and premium

	Number of shares Million shares	Ordinary shares Million Baht	Share premium Million Baht	Total Million Baht
For the three-month period ended 31 March 2004				
Issued and paid-up share capital				
Opening balance	2,939	2,939	20,169	23,108
Issue of shares	2	2	106	108
Closing balance	2,941	2,941	20,275	23,216

During the three-month period ended 31 March 2004, the Company registered the increase in share capital with the Ministry of Commerce for 2.26 million ordinary shares from the exercise of 2.25 million warrants. The capital increase results in an increase in paid-up share capital and share premium of Baht 2.26 million and Baht 105.69 million, respectively, Baht 25.53 million of which was paid-up in the quarter ended 31 December 2003, recorded as 'Advanced receipt for share subscription' in 2003 and transferred to paid-up share capital and share premium in the amount of Baht 0.54 million and Baht 24.99 million, respectively, during this quarter.

As at 31 March 2004, the total authorised number of ordinary shares is 2,940.79 million shares (31 December 2003: 2,938.53 million shares) with a par value of Baht 1 per share (31 December 2003: Baht 1 per share). All issued shares are fully paid.

13 Share capital and premium (continued)

Warrants granted to directors and employees

The Company has granted warrants at Baht nil per unit to directors and employees. The warrants are in registered form and non-transferable. Term of warrant is not exceeding 5 years. Details of warrants are as follows:

Grant date	Warrants (Million units)	Exercise price per unit	Exercise ratio	Adjustment to exercise price per unit and ratio (effective from 20 August 2003 onwards)		Adjustment to exercise price per unit and ratio (effective from 31 March 2004 onwards)	
				Price	Ratio	Price	Ratio
27/03/2002 (Grant I)	14.00	48.00	1:1	47.73	1:1.00559	47.40	1:1.01261
30/05/2003 (Grant II)	8.47	43.38	1:1	43.14	1:1.00559	42.84	1:1.01261

Second adjustment to exercise price and exercise ratio of warrant grant I and grant II

At the Board of Directors' meeting held on 19 February 2004, the Board passed a resolution to approve a second adjustments of exercise price of warrants grant I and grant II from Baht 47.73 per unit to Baht 47.40 per unit and from Baht 43.14 per unit to Baht 42.84 per unit, respectively. In addition, the exercise ratio was approved to be changed from 1:1.00559 to 1:1.01261 for both grant I and grant II. The new exercise price and exercise ratio were effective from 31 March 2004 onwards.

Movements in the number of warrants outstanding are as follows:

	Directors Million units	Employees Million units	Total Million units
For the three-month period ended 31 March 2004			
31 December 2003	1.59	16.83	18.42
Exercised	-	(1.72)	(1.72)
31 March 2004	1.59	15.11	16.70

Exercised warrants

During the quarter ended 31 March 2004, 1.72 million units were exercised by the Company's employees. The exercise increased paid-up share capital and premium on share capital by Baht 1.73 million and Baht 80.70 million, respectively. The Company registered the increase in share capital with the Ministry of Commerce during this period.

The exercise of warrants complied with the terms and conditions of the issuance of warrants which were approved by the Company's shareholders.

14 Cash flows from operating activities

Reconciliation of net profit to cash flows from operating activities for the three-month periods ended 31 March 2004 and 2003:

		Consolidated		Company	
	Note	31 March 2004 Million Baht	31 March 2003 Million Baht	31 March 2004 Million Baht	31 March 2003 Million Baht
Cash flows from operating activities:					
Net profit for the period		5,030	4,607	5,030	4,607
Adjusted by:					
Depreciation	8	1,153	888	1,133	856
Amortisation of assets under concession agreements	8	2,871	2,354	2,380	2,063
Amortisation of concession right	8	114	113	-	-
Loss on write-off assets under concession agreements		-	294	-	-
Amortisation of deferred charges	8	22	14	15	8
Doubtful accounts and bad debts		271	728	247	552
Loss (reversal) on obsolete inventories and diminution in value of finished goods		(5)	73	-	-
Loss on write-off obsolete spare parts for mobile phone network maintenance		71	170	78	170
Amortisation of forward and swap discount		(2)	-	-	-
Gain on disposals of fixed assets		(1)	-	-	-
Loss on write-off of deferred charge		-	165	-	165
Unrealised loss on change in fair value of investments		26	-	-	-
Unrealised gain on foreign exchange rate		(20)	(17)	(4)	(2)
Realised (gain) loss on foreign exchange rate for loans		(1)	1	-	-
Amortisation of goodwill	8	292	292	-	-
Amortisation of bond issuing cost		8	10	8	10
Share of net profit in subsidiaries		-	-	(759)	(1,311)
Share of net profit from subsidiaries to minority interests		17	25	-	-
Net profit before changes in operating assets and liabilities		9,846	9,717	8,128	7,118
Changes in operating assets and liabilities					
- Trade accounts receivable		(478)	186	(2,333)	420
- Amounts due from related parties		(1)	-	13	(30)
- Inventories		(617)	(365)	-	-
- Spare part inventories for mobile network maintenance		5	(11)	8	(6)
- Forward and swap contracts receivable		(12)	1	-	-
- Other current assets		(252)	366	(180)	344
- Other assets		(23)	(31)	(20)	(31)
- Trade accounts payable		655	1,542	530	223
- Amounts due to related parties		103	(80)	100	(119)
- Forward and swap contracts payable		-	2	-	1
- Concession right payable, accrued concession fee and excise tax		1,226	1,284	1,209	1,155
- Deposits from customers		(2)	-	-	-
- Other current liabilities		2,272	1,713	3,485	1,545
Cash flows from operating activities		12,722	14,324	10,940	10,620

15 Related party transactions

Shin Corporation Public Company Limited is a major shareholder, holding 42.97% (at 31 December 2003: 43.00%) of the share capital of the Company. SingTel Strategic Investments Pte Ltd. is a shareholder holding 19.31% (at 31 December 2003: 19.33%) of the share capital of the Company.

The principal shareholder of the Company's major shareholder is the Shinawatra family. Transactions related to companies in which the Shinawatra family is the principal shareholders or directors are recognised as related party transactions to the Company.

During the period, the Group has entered into a number of transactions with related parties, the terms of which are negotiated on arm lengths basis in the ordinary course of business and according to normal trade conditions. Consulting and management service fees are charged on a mutually agreed basis as a percentage of assets. Treasury fees which are included in consulting and management service fees are charged on a percentage of transaction amount. The Group uses external appraisers to evaluate property rental rates in the case that market rate is not available.

The Group has transactions with related parties for the three-month periods ended 31 March 2004 and 2003 as follows:

a) Sales of goods and services

	Consolidated		Company	
For the three-month periods ended	**31 March 2004 Million Baht**	**31 March 2003 Million Baht**	**31 March 2004 Million Baht**	**31 March 2003 Million Baht**
Service income				
Subsidiaries	-	-	89	72
Shin Corporation and its related parties	24	19	6	4
Related party of SingTel Strategic Investments Pte Ltd.	46	39	46	39
Total service income	70	58	141	115
Sales of prepaid cards				
Subsidiary	-	-	8,820	8,522

b) Purchases of services

	Consolidated		Company	
For the three-month periods ended	**31 March 2004 Million Baht**	**31 March 2003 Million Baht**	**31 March 2004 Million Baht**	**31 March 2003 Million Baht**
Rental and other service expenses				
Subsidiaries	-	-	797	615
Shin Corporation and its related parties	190	161	175	149
Related party of SingTel Strategic Investments Pte Ltd.	9	12	9	11
Total rental and other service expenses	199	173	981	775
Advertising expense – net*				
Shin Corporation and its related parties	182	80	168	72
(Advertising expense – gross**				
- Consolidated 2004: 659 Million Baht				
2003: 316 Million Baht				
- Company 2004: 628 Million Baht				
2003: 274 Million Baht				
Total advertising expense – net*	182	80	168	72

*Net balance represents fees charged on advertising production and the gross margin of media work at advertising agency.

**Gross balance represents total advertising expense charged to the Group and the Company. The Group and the Company record such expense gross in the statement of income.

15 Related party transactions (continued)

b) Purchases of services (continued)

	Consolidated		Company	
For the three-month periods ended	**31 March 2004 Million Baht**	**31 March 2003 Million Baht**	**31 March 2004 Million Baht**	**31 March 2003 Million Baht**
Promotion expense				
Subsidiaries	-	-	16	4
Total promotion expense	-	-	16	4
Consulting and management fees				
Shin Corporation and its related parties	63	74	61	63
Total consulting and management fees	63	74	61	63
Interest expense				
Subsidiaries	-	-	1	16
Directors of related parties	1	1	1	1
Total interest expense	1	1	2	17

c) Purchases of property, equipment, computer software, and cost of mobile phone network

	Consolidated		Company	
For the three-month periods ended	**31 March 2004 Million Baht**	**31 March 2003 Million Baht**	**31 March 2004 Million Baht**	**31 March 2003 Million Baht**
Shin Corporation and its related parties	1	14	1	14
	1	14	1	14

d) Outstanding balance arising from sales/purchases of goods/services and loan to/from related parties

	Consolidated		Company	
	31 March 2004 Million Baht	**31 December 2003 Million Baht**	**31 March 2004 Million Baht**	**31 December 2003 Million Baht**
Short-term investments				
Shin Corporation	144	170	-	-
Trade accounts receivable				
Subsidiaries	-	-	4,239	2,608
Shin Corporation and its related parties	11	10	2	3
Related party of SingTel Strategic Investments Pte Ltd.	43	44	43	44
Total trade accounts receivable	54	54	4,284	2,655
Amounts due from related parties				
Subsidiaries	-	-	18	31
Shin Corporation and its related parties	2	1	-	-
Total amounts due from related parties	2	1	18	31

15 Related party transactions (continued)

d) Outstanding balance arising from sales/purchases of goods/services and loan to/from related parties (continued)

	Consolidated		Company	
	31 March 2004 Million Baht	31 December 2003 Million Baht	31 March 2004 Million Baht	31 December 2003 Million Baht
Trade accounts payable				
Subsidiaries	-	-	215	238
Shin Corporation and its related parties	21	36	16	34
Related party of SingTel Strategic Investments Pte Ltd.	23	7	22	7
Total trade accounts payable	44	43	253	279
Amounts due to related parties				
Subsidiaries	-	-	93	69
Shin Corporation and its related parties	718	617	651	576
Related party of SingTel Strategic Investment Pte., Ltd.	11	10	11	10
Total amounts due to related parties	729	627	755	655
Short-term loan from related party				
Subsidiary	-	-	-	500

As at 31 December 2003, loan from a subsidiary represents a promissory note with maturity of less than one year, bearing interest at the rate of 3.25% per annum. The loan was fully repaid during the quarter ended 31 March 2004.

Long-term debentures				
Major shareholder of Shin Corporation	10	10	10	10
Directors of the Company and its related parties	37	32	37	32
Total long-term debentures	47	42	47	42

e) Commitments with related parties

The Group has entered into lease and related service agreements for office spaces, cars, and base stations for periods ranging from 1 month to 11 years with options to renew. At 31 March 2004, the Group is committed to pay for rental and related services in respect of the agreements as follows:

	Consolidated Million Baht	Company Million Baht
Payment due - within 1 year	650	633
- within 2 to 5 years	877	861
- over 5 years	393	393

15 Related party transactions (continued)

e) Commitments with related parties (continued)

The Company has entered into agreements with a subsidiary of a major shareholder under which the related party provides satellite transponder services. The Company is committed to pay for transponder services amounting to approximately Baht 5.60 million per month (at 31 December 2003: Baht 5.64 million per month).

The Company has entered into agreements with a related party under which the related party provides consulting and management services and other central services for a twelve-month period. The Company is committed to pay for such services under these agreements amounting to approximately Baht 16.71 million per month, and plus the rate per event as prescribed in the agreements (at 31 December 2003: Baht 15.76 million per month).

The Company has entered into agreements with a related party under which the related party provides computer system services and repair and maintenance services for software and hardware for a twelve-month period. The Company is committed to pay for such services under these agreements amounting to approximately Baht 1.72 million per month (at 31 December 2003: Baht 1.51 million per month).

f) Shin Corporation's warrants

Shin Corporation Public Company Limited ("SHIN"), a major shareholder, has granted its warrants at Baht nil per unit to the Company's directors. SHIN does not charge the Company for the grant of these warrants.

Certain directors of the Company are also directors of SHIN. Warrants granted to these directors (directors of both the Company and SHIN) are not included in the details below (as such warrants are reported by SHIN directly in its financial statements).

Grant date	Warrants (Million units)	Exercise price per unit
27 March 2002	3.24	17.80
30 May 2003	1.79	13.67

Movement in the number of SHIN's warrants are as follows:

	Million units
For the three-month period ended 31 March 2004	
Opening balance	4.63
Exercised	(0.40)
Closing balance	4.23

During the three-month period ended 31 March 2004, the Company's directors exercised 0.40 million units of warrants to acquire 0.40 million ordinary shares of SHIN.

15 Related party transactions (continued)

g) Special reward program

During the second quarter of 2002, Advanced Datanetwork Communications Company Limited, a subsidiary, granted rights to receive special reward ("Special Reward Program") to directors of the subsidiary. The program will grant the rights once a year for 5 consecutive years. The rights will be exercised after the first year but within 5 years after grant date. Calculation of Special Reward Program shall be based on the improvement of the subsidiary's operational performance on the exercised date compared to that on the grant date of the subsidiary. However, such program will not exceed each person's budget. The first grant of the Special Reward Program to directors of the subsidiary is 3.41 million units.

At the Annual General Meeting of a subsidiary, Advanced Datanetwork Communication Company Limited, held on 28 April 2003, the shareholders passed a resolution to approve additional issuance of rights not exceeding 1.62 million units, or not exceeding Baht 2.00 million to its directors, to receive special reward ("Special Reward Program"). The program grants the rights once a year for 5 consecutive years. The rights can be exercised within 3 years from the grant date. The subsidiary granted 1.62 million rights to receive the special reward on 2 May 2003. Additionally, the shareholders passed a resolution to approve the change in the terms of the exercise period of the previous Special Reward Program. The exercise period has been changed from within 5 years to 3 years from the grant date.

Movement in the number of rights to receive special reward are as follows:

	Million units
For the three-month period ended 31 March 2004	
Opening balance	3.90
Granted	-
Exercised	-
Closing balance	3.90

16 Contingencies

At 31 March 2004, the Group has commitments with local banks relating to letters of guarantee issued by banks in respect of custom duties, electricity use and other transactions in the ordinary course of business amounting to approximately Baht 1,401.93 million (at 31 December 2003: Baht 1,365.72 million) on a consolidated basis and Baht 1,093.35 million (at 31 December 2003: Baht 1,056.82 million) on a Company basis.

The Company sold its investment in Curtain Property Co., Ltd., a subsidiary, (formerly "Advanced Paging Co., Ltd.") the Company is obligated under the sale agreement to:

- have full responsibility for 2 years after the date of this agreement, 16 September 2002, for any and all debts and liabilities suffered, sustained or incurred by the subsidiary which are outstanding at and incurred prior to the date of this agreement including without limitation (except all debts as specified in the agreement at the amount of Baht 20.43 million);
- indemnify the Purchasers of the subsidiary against all loss and damages sustained by the Purchaser arising from non-performance or default of any kind by the subsidiary under the Concession agreement;
- within three years from the date of the agreement, indemnify the Purchasers from and against and thus will pay to the Purchasers the amounts of any taxation, relevant cost and penalty of the subsidiary occurred prior and up to the date of the agreement.

To date no claims have been received from the purchaser under the terms of this indemnity.

17 Post balance sheet events

Warrants granted to directors and employees (Grant III)

At the Annual General Meeting of the Company's shareholders held on 23 April 2004, the shareholders passed a resolution to approve additional issuance of warrants of 9.00 million units at Baht nil per unit, or equivalent to 0.31% of the Company's total paid-up share capital (before dilution). The warrants are in registered form and non-transferable. Term of warrant is not exceeding 5 years and there is no offering price. The exercise price is Baht 91.79 per unit, which is the weighted average closing price for 30 days prior to 23 April 2004. 0.91 million units and 8.09 million units were approved to be given to the Company's directors and employees/advisors, respectively.

Dividend payment

At the Annual General Meeting of the Company's shareholders held on 23 April 2004, the shareholders passed a resolution to approve a declaration of dividend for 2,938.53 million shares of Baht 2.10 each, totalling Baht 6,170.91 million. The dividend will be paid to the shareholders on 20 May 2004.

Shin Corporation's warrant

On 23 April 2004, SHIN granted its warrants to the Company's directors totalling 0.98 million units (excluding those directors who are also directors of SHIN) at Baht nil per unit. The exercise price is Baht 36.41 per unit, which was the weighted average closing price of SHIN's shares traded on the Stock Exchange of Thailand during the period of 30 days prior to 23 April 2004. SHIN does not charge the Company for the grant of these warrants.